

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

John R. Milleson
President and Chief Executive Officer
2 East Main Street
P.O. Box 391
Berryville, VA 22611

  Re: Eagle Financial Services, Inc.
    Annual Report on Form 10-K for the fiscal year ended December 31, 2009
    Quarterly Report on Form 10-Q for the quarter ended June 30, 2010
    File No. 000-20146

Dear Mr. Milleson:

  We have completed our review of your filings and do not have any further comments at this time.

      Sincerely,

      Eric Envall
      Attorney- Advisor